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Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Chipotle Mexican Grill of Colorado, LLC	Colorado
Chipotle Mexican Grill of Maryland, LLC	Maryland
Chipotle Mexican Grill of Kansas, LLC	Kansas
CMGGC, LLC	Illinois
Chipotle Mexican Grill Texas Holdings, LLC	Texas
Chipotle Texas, LLC	Texas
Chipotle International, Limited	Ireland

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  Exhibit 21.1